February 7, 2005

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trend Micro Incorporated

Form 20-F for the year ended December 31, 2004

File No. 333-10486

Dear Mr. Krikorian:

Set forth below are our responses to the additional comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated December 29, 2005, with respect to the first response letter dated October 7, 2005, regarding the annual report on Form 20-F of Trend Micro Incorporated (“Trend Micro” or the “Company”) for the year ended December 31, 2004. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why we believe so.

Information on the Company – Business over view – Regional Overview, Page 26 Prior Comment Number 1

1. We have reviewed your response to our prior comment and note the increasing significance of rebate payments. Expand your accounting policy disclosures in future filings to clearly describe your accounting for significant rebate arrangement. If material, quantify rebates recorded in each period presented.

<Response>

In future filings, we will expand our accounting policy footnote disclosure for significant rebate arrangements in terms of our method of calculating and estimating rebates as well as classification of rebates in the statements of income.

We will also quantify rebates recorded in each period presented in footnote disclosure.

2. With regard to SOFTBANK rebates, tell us whether measurement of the rebates is based upon a targeted cumulative level of revenue, the nature of the targets, how the rebates are calculated, whether such targets are subject to adjustment based on competitive conditions and the frequency with which such changes are made. If targets are subject to adjustment, tell us how you are able to make reasonable estimates. Refer to Issue 6 of EITF01-9.

<Response>

With regard to SOFTBANK rebates, we have two different types of arrangements. In one such arrangement, the amount of the rebate is calculated by multiplying fixed contractual rebate rate by our actual quarterly sales amount to SOFTBANK. This rebate is settled quarterly.

The other arrangement requires the payment of rebates when SOFTBANK achieves a targeted level of quarterly purchases. The rebate rates vary depending on the level of target set. The matrix table of targets and rebate rates is agreed with SOFTBANK at the beginning of each quarter. The amount of rebate is calculated using our actual quarterly sales amount and the rebate is settled quarter by quarter. We do not have any quarterly rollover provisions or annual adjustments that would impact the ability to estimate this rebate.

Accordingly, we do not believe we have any difficulty in reasonably estimating these rebates for accrual.

Note 1 – Significant Accounting Policy

Revenue recognition, page F-12

Prior Comment Number 2

3. We note in your response that ‘buyers are obliged to inspect the delivered products for obvious and visible defects within specified days from the date of delivery [and that] the risk of loss is deemed to be transferred to the buyer when inspected under the contract. Tell us more about the “inspection” provisions contained in your contracts. Address the following points in your response:

•	Do all contracts with intermediaries have the same inspection terms? Tell us what those terms are in details.

•	Clarify what you mean by ‘within specified days.’ In this regard, tell us how long the typical inspection period last and clarify when, and by what mechanism, title and risk of loss transfer to the customer, For example, is an affirmative acceptance from the customer required or do the acceptance provision lapse by the passage of time, in the absence of rejection of the delivery by the customer?

•	Your filing indicates that you recognize revenue from sales to intermediaries upon delivery. Given the apparent lag between delivery and title transfer, tell us how your revenue recognition policy complies with the Interpretative Response in SAB Topics 13A (3)(a) and 13A(3) b Question 2.

<Response>

The master agreement stipulates that the intermediaries take title and assume the risk of ownership of the products upon completion of their inspection. Our products consist of standardized software designed for the mass–market and we have ascertained that, on delivery, each intermediary inspects the package for physical damage and to confirm that the physical items and quantity conform with the delivery notice. In this regard, there are no intermediary-specified conditions (ie., the software is not customized but rather delivered in a pre-specified form suitable for the mass market) and the intermediary is not opening the software package, testing it, or checking any other functionality. There is no affirmative notification to Trend Micro that is separate from acceptance of the delivery. Therefore, it is our assessment that title and risk of loss transfer on delivery as this is when the inspection occurs.

Our past experience as to the timing of sales returns from intermediaries due to physical damage or incorrect delivery, as well as the experience as to the timing of payment from intermediaries, all demonstrate that immediate inspection upon delivery is in practice performed by our intermediaries.

We believe that recognition of revenue upon delivery of our product to the intermediary is in accordance with SAB Topic 13A on the basis that inspection occurs upon delivery and therefore title and risk of loss transfer on acceptance of the delivery. Our sales agreements with intermediaries do not include any acceptance provisions based on customer-specific criteria addressed in the Interpretative Response in SAB Topics 13A(3) b Question 2. Also, our policies do not allow any bill and hold arrangements with intermediaries as contemplated by Interpretative Response in SAB Topics 13A (3)(a).

4. With regard to your sales of SOFTBANK, describe any return privileges, price protection or stock rotation right offered to this distributor. Tell us whether there have historically been changes made to these policies, the frequency of such changes have impacted your reliability to make reasonable estimate of sales returns from this customer

<Response>

Under our agreements with SOFTBANK, SOFTBANK may return old products only when we introduce a new product or an upgraded product. The terms of the agreement with respect to return privileges have not changed since 1999. Therefore, we have not experienced any policy changes in terms of return privileges granted to SOFTBANK which have impacted our ability to make reasonable, reliable estimate of sales returns from this customer.

Note 10 – Research and development and maintenance costs, and software development costs, page F-20 Prior Comment Number 4

5. We note that you intend to revise future filings to reclassify maintenance and customer support costs as cost of sales. Please quantify the impact of these proposed reclassifications, including your consideration of materiality under SAB 99, for each period presented and tell us why you believe that prospective revisions are appropriate.

<Response>

The reclassification of maintenance and customer support costs to cost of sales will have the effect of increasing the cost of sales line item by Yen 5,664 million, Yen 7,024 million and Yen 7,984 million, to Yen 8,018 million, Yen 10,193 million and Yen 11,221 million for fiscal 2002, 2003 and 2004, respectively. The reclassification will also result in decreasing reported research and development and maintenance line by Yen 1,806 million, Yen 2,194 million and Yen 2,261 million. There will be no impact on operating income for any period but the gross profit ratio against net sales for fiscal 2002, 2003 and 2004 will decrease from 94.5%, 93.4% and 94.8% to 81.3%, 78.8% and 81.9%, respectively.

We believe that, irrespective of the magnitude of the changes to cost of sales and the gross profit margin, making such reclassifications retroactively in our 2005 financial statements is appropriate because these changes provide little additional pertinent information to the reader of the financial statements because the largest portion of the reclassification represents customer support costs which were previously separately disclosed as an operating expense. Furthermore, we do not believe that gross profit is a meaningful indicator of our financial operating performance . Firstly, it is not a measure we use for internal management reporting purposes. Secondly, we understand that analysts’ concerns address trends in each of the cost items within cost of sales and operating expenses and the resultant operating profit. As classifications have been consistent within these line items in the past, we do not believe the reclassification would have a material impact on analysts’ consensus expectations. Finally, we believe that the difference between gross profit ratio at a 90+% level versus the revised ratio of 80+%, though quantitatively large in a conventional sense is really inconsequential when the trends in those ratios are consistent with each other as they are in this case.

Because of the foregoing, it is our assessment that the effects of such reclassifications are sufficiently immaterial to avoid the need to amend the financial statements included in our fiscal 2004 20-F.

EXHIBIT

<Before reclassification>

	Years ended December 31,						Year ended December 31, 2004
	2002		2003		2004
	Thousands of yen						Thousands of U.S. dollars
Net sales	(Yen)	42,979,637	(Yen)	48,088,347	(Yen)	62,049,254	$602,420
Cost of sales		2,353,862		3,168,467		3,236,499	31,422

Gross profit		40,625,775		44,919,880		58,812,755	570,998

Operating expenses:
Selling		15,051,702		15,360,532		16,009,409	155,431
Research and development and maintenance		3,505,565		3,919,024		4,858,259	47,168
Customer Support		3,857,957		4,830,660		5,723,426	55,567
General and administrative		4,344,433		5,656,168		6,143,985	59,651

Total operating expenses		26,759,657		29,766,384		32,735,079	317,817

Operating income		13,866,118		15,153,496		26,077,676	253,181

<Reclassified>

	Years ended December 31,						Year ended December 31, 2004
	2002		2003		2004
	Thousands of yen						Thousands of U.S. dollars
Net sales	(Yen)	42,979,637	(Yen)	48,088,347	(Yen)	62,049,254	$602,420
Cost of sales
Amortization of capitalized software for sale, and material cost		2,353,862		3,168,467		3,236,499	31,422
Support		3,857,957		4,830,660		5,723,426	55,567
Maintenance		1,806,002		2,193,624		2,260,934	21,951

Total Cost of sales		8,017,821		10,192,751		11,220,859	108,940

Operating expenses:
Selling		15,051,702		15,360,532		16,009,409	155,431
Research and development		1,699,563		1,725,400		2,597,325	25,217
General and administrative		4,344,433		5,656,168		6,143,985	59,651

Total operating expenses		21,095,698		22,742,100		24,750,719	240,299

Operating income		13,866,118		15,153,496		26,077,676	253,181